SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of October 3, 2003

                                   MERANT plc
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                            Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                              No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)


                       LONDON STOCK EXCHANGE ANNOUNCEMENT

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED
PERSONS

1)	Name of company:                MERANT plc

2)	Name of director:                 Gerry Perkel

   The Director mentioned above have been granted options by the Company as follows:

3)   Date of grant: 		2nd October 2003

4)   Period during which or date on which exercisable:

25% of the total option award will become exercisable on the first anniversary of grant. An additional 2.083% of the total options granted will become exercisable at the end of each of the succeeding 36 calendar month until the option award is fully exercisable.
The options will expire if not exercised on or before the tenth anniversary of grant. Upon a change of control of the company the vesting of any unvested option will accelerate and 100% of the option grant will become exercisable.

5)  Total amount paid (if any) for grant of the option:    Nil

6)   Description of shares involved:

i)  687,500 Ordinary 2p (1994 Employee Benefit Trust shares)

7)   Exercise price (fixed at time of grant):               GBP 1.42

8) Total number of shares or debentures over which options held following this notification

i)   4,125,000

9)   Any additional information:          -

10) Name of contact and telephone number for queries:

      Tejaswini Salvi      /     01727 813230

11) Name and signature of authorised company official responsible for making this notification:

      Tejaswini Salvi     /     03 October 2003

 SIGNATURES


   Pursuant to the requirements of the Securities Exchange
Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  October 3, 2003              By: /s/ Stephen Going

				--------------------------------------
                         		Stephen Going
		 		Vice President & General Counsel